                                                   ----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
                                                    OMB Number:......323-0145
                                                   ----------------------------
                                                    Expires:  December 31, 1997
                                                    Estimated average burden
                                                    hours per response..14.90
                                                   ----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                           (Amendment No.             )*
                                          ------------

                             3Dfx Interactive, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    88553X103
               ---------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

--------------------------------------------------------------------------------
 CUSIP No.   88553X103        SCHEDULE 13G       Page   2   of   10   Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Chase Venture Capital Associates, L.P.
          13-337-6808
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                          5     SOLE VOTING POWER
     NUMBER OF                   926,971
      SHARES             -------------------------------------------------------
    BENEFICIALLY          6     SHARED VOTING POWER
     OWNED BY                    Not applicable.
       EACH              -------------------------------------------------------
     REPORTING            7     SOLE DISPOSITIVE POWER
      PERSON                     926,971
       WITH              -------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                 Not applicable.
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          926,971
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             / /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.4%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 10 Pages

                                  SCHEDULE 13G

Issuer:  3Dfx Interactive, Inc.                         CUSIP Number:  88553X103
--------------------------------------------------------------------------------

Item 1.       (a)  Name of Issuer:
                   --------------
                   3Dfx Interactive, Inc.


              (b)  Address of Issuer's Principal Executive Offices:
                   -----------------------------------------------
                   4435 Fortran Drive
                   San Jose, California  95134

Item 2.       (a)  Name of Person Filing:
                   ---------------------
                   Chase Venture Capital Associates, L.P.

                   Supplemental information relating to the ownership and control of the person filing this statement is included in
                   Exhibit 2(a) attached hereto.

              (b)  Address of Principal Business Office or, if none, Residence:
                   -----------------------------------------------------------
                   380 Madison Avenue, 12th Floor
                   New York, New York  10017

              (c)  Citizenship:
                   -----------
                   See Row 4 on cover page.

              (d)  Title of Class of Securities (of Issuer):
                   ----------------------------------------
                   Common Stock

              (e)  CUSIP Number:
                   ------------
                   88553X103

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                   Not applicable.

Item 4.       Ownership

              (a)  Amount Beneficially Owned:
                   -------------------------
                   926,971 (as of December 31, 1997)

              (b)  Percent of Class:
                   ----------------
                   7.4% (as of December 31, 1997)

                               Page 3 of 10 Pages

                                  SCHEDULE 13G

Issuer:  3Dfx Interactive, Inc.                         CUSIP Number:  88553X103
--------------------------------------------------------------------------------


              (c)  Number of shares as to which such person has:
                   --------------------------------------------
                   (i)        926,971
                   (ii)       Not applicable.
                   (iii)      926,971
                   (iv)       Not applicable.

Item 5.       Ownership of Five Percent or Less of a Class

                   Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not applicable.

Item 8.       Identification and Classification of Members of the Group

                   Not applicable.

Item 9.       Notice of Dissolution of Group

                   Not applicable.

Item 10.      Certification

                   Not applicable.

                               Page 4 of 10 Pages

                                  SCHEDULE 13G

Issuer:  3Dfx Interactive, Inc.                         CUSIP Number:  88553X103
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998                CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                                        By:  CHASE CAPITAL PARTNERS,
                                             its General Partner




                                        By: /s/ Jeffrey C. Walker
                                            ---------------------
                                            Name:   Jeffrey C. Walker
                                            Title:  Managing General Partner



                               Page 5 of 10 Pages

                                  SCHEDULE 13G

Issuer:  3Dfx Interactive, Inc.                         CUSIP Number:  88553X103
--------------------------------------------------------------------------------
                                  EXHIBIT 2(a)

     This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

     Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                             John R. Baron
                             Mitchell J. Blutt, M.D.
                             Arnold L. Chavkin
                             Michael R. Hannon
                             Donald J. Hofmann
                             Stephen P. Murray
                             John M. B. O'Connor
                             Brian J. Richmand
                             Shahan D. Soghikian
                             Jeffrey C. Walker
                             Damion E. Wicker, M.D.

     Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

     Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The general partner of each of Principals and European Principals is Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

     The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.

                               Page 6 of 10 Pages

                                  SCHEDULE 13G

Issuer:  3Dfx Interactive, Inc.                         CUSIP Number:  88553X103
--------------------------------------------------------------------------------
                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers


 Chief Executive Officer                       William B. Harrison, Jr.*
 President                                     Jeffrey C. Walker**
 Executive Vice President                      Mitchell J. Blutt, M.D.**
 Vice President & Secretary                    Gregory Meridith*
 Vice President                                George E. Kelts**
 Assistant Secretary                           Robert C. Carroll*

                                    Directors


                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**


-----------------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                               Page 7 of 10 Pages

                                  SCHEDULE 13G

Issuer:  3Dfx Interactive, Inc.                         CUSIP Number:  88553X103
--------------------------------------------------------------------------------
                                                                      SCHEDULE B


                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                           Walter V. Shipley, Chairman
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
               Donald L. Boudreau, Senior Executive Vice President
                  Marc Shapiro, Senior Executive Vice President
               Joseph G. Sponholz, Senior Executive Vice President

                                     Directors**

                                Principal Occupation or Employment;
 Name                           Business or Residence Address
 ----                           -----------------------------
 Hans W. Becherer               Chairman of the Board
                                Chief Executive Officer
                                Deere & Company
                                8601 John Deere Road
                                Moline, IL 61265

 Frank A. Bennack, Jr.          President and Chief Executive Officer
                                The Hearst Corporation
                                959 Eighth Avenue
                                New York, NY 10019

 Susan V. Berresford            President
                                The Ford Foundation
                                320 East 43rd Street
                                New York, NY 10017

 M. Anthony Burns               Chairman, President and CEO
                                Ryder System, Inc.
                                3600 N.W. S2nd Avenue
                                Miami, FL 33166

------------------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                               Page 8 of 10 Pages

                                  SCHEDULE 13G

Issuer:  3Dfx Interactive, Inc.                         CUSIP Number:  88553X103
--------------------------------------------------------------------------------

 Name                         Business or Residence Address
 ----                         -----------------------------
 H. Laurance Fuller           Chairman of the Board and
                              Chief Executive Officer
                              Amoco Corporation
                              200 East Randolph Drive
                              Chicago, IL 60601

 Melvin R. Goodes             Chairman of the Board and Chief Executive Officer
                              Warner-Lambert Company
                              201 Tabor Road
                              Morris Plains, NJ 07950

 William H. Gray, III         President and Chief Executive Officer
                              The College Fund/UNCF
                              8260 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, VA 22031

 George V. Grune              Chairman of the Board and Chief Executive Officer
                              The Reader's Digest Association, Inc.
                              Chairman of the Board
                              The DeWitt Wallace-Reader's Digest Fund
                              Lila Wallace-Reader's Digest Fund
                              Reader's Digest Road
                              Pleasantville, NY 10570

 William B. Harrison, Jr.     Vice Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

 Harold S. Hook               Retired Chairman of the Board
                              American General Corporation
                              2929 Allen Parkway
                              Houston, TX 77019

 Helene L. Kaplan             Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue - Room 29-72
                              New York, NY 10022

 Thomas G. Labrecque          President
                              The Chase Manhattan Corporation

                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

 Henry B. Schacht             Retired Chairman of the Board and
                              Chief Executive Officer
                              Lucent Technologies, Inc.
                              600 Mountain Avenue - Room 6A511
                              Murray Hill, NJ 07974

                               Page 9 of 10 Pages

                                  SCHEDULE 13G

Issuer:  3Dfx Interactive, Inc.                         CUSIP Number:  88553X103
--------------------------------------------------------------------------------

 Name                         Business or Residence Address
 ----                         -----------------------------

 Walter V. Shipley            Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

 Andrew C. Sigler             Retired Chairman of the Board
                               and Chief Executive Officer
                              Champion International Corporation
                              1 Champion Plaza
                              Stamford, CT 06921

 John R. Stafford             Chairman, President and Chief
                              Executive Officer
                              American Home Products Corporation
                              Five Giralda Farms
                              Madison, NJ 07940

 Marina v.N. Whitman          Professor of Business Administration
                                and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI 48109-1220


                             Page 10 of 10 Pages